May 18, 2018

RE: <u>Get cash now from your Summit Healthcare REIT investment.</u>

Dear Investor,

   Good news! Now you can sell your Summit Healthcare REIT, Inc. investment and regain control of your money. Right now, MacKenzie Realty Capital, Inc. will **pay you $1.56 per Share**. Now you can do what you want with your money—move it to a more liquid investment, pay off your bills, or buy something you really need-and quit waiting for Summit Healthcare REIT to decide if or when you get your money back. But this **<u>offer expires on June 18, 2018</u>**, so you must act soon.

   Why take advantage of this opportunity today?

- **<u>Guarantee your cash now</u>**. Summit was formed in 2004 and still has not given any indication when it might liquidate. Its charter does not require it to provide investors liquidity by a specified date. Sell today and ensure you get your money out from this security.

- **<u>Take advantage of our highest offer price yet</u>**. Our current offer price of $1.56 per Share is 10% higher than the previous offer of $1.42 per Share we made in January.

- **<u>No distributions or redemptions</u>**. Distributions have not been paid since 2011 and the stock repurchase program was suspended in 2010. The company has not said if, or when, distributions or redemptions will resume.

- **<u>Sell without broker fees or commissions</u>**. Most secondary market sales (which do not necessarily correspond with the Purchase Price) incur fees and commissions of up to 7% of the sale price and are subject to a $150 - $200 minimum fee per trade. With us, these fees and commissions are eliminated.

   If you act today, you can get your cash now. We will mail your check within three business days after Summit Healthcare REIT confirms the transfer. MacKenzie has been in the business of buying private real estate investments for over 25 years and has successfully cashed-out tens of thousands of investors like you. Our advisory affiliate is a registered investment adviser with the SEC and has over $200 million under management. There are no financing contingencies with this offer.

- Over please -

MACKENZIE
Realty Capital

1640 School Street
Moraga, CA 94556
www.mackenzierealtycapital.com

800-854-8357 main
925-631-9100 local
925-631-9119 fax

MACKENZIE REALTY CAPITAL
MACKENZIE CAPITAL MANAGEMENT, LP
MCM ADVISERS, LP
MCM-GP, INC

Please carefully read the Offer to Purchase and Assignment Form. If you choose to sell your Shares to us, please fill out the enclosed form and return it to us today so we can send you your money. If you have any questions, please email us at offers@mackenziecapital.com or call us at (925) 631-9100.

Sincerely,

Robert Dixon
President

P.S. Remember, <u>this offer expires June 18, 2018</u> (unless extended). So don't delay. Fill out and mail in the Summit Healthcare REIT Assignment Form today so we can transfer the Shares and rush you a check once the Offer expires.

Assignment Form for Summit Healthcare REIT

MACKENZIE
Realty Capital

Please complete this form and send it back to us in the pre-addressed envelope.
- <u>YOU NEED TO OBTAIN</u> a Medallion Signature Guarantee at your local bank or broker.

If you have any questions, please call us at (925) 631-9100. Please return to 1640 School Street, Moraga CA 94556.

1. **Complete or Correct Name and Address Information if Necessary**

   Summit Healthcare REIT, Inc. Purchase Offer

   Name: _____

   Address: _____

   City, State, ZIP: _____

   Quantity Owned: _____
   Price: $1.56/Share
   Offer Expires: June 18, 2018

2. **List the number of Shares you are selling:** ☐ All or ☐ _____ (Quantity) ☐ SELL ALL OR NONE (check this box if you wish to sell your Shares ONLY if ALL your Shares will be purchased). (if you do not check a box here, you agree to sell all the shares you own, unless pro rated)

3. **Fill out where applicable, signing to indicate your agreement to the terms of the Offer and the terms on this side and the reverse side of this form (collectively, the "Agreement"). Please also include a copy of your REIT statement to assist in the completion of the transaction.**

Owner & Custodian Information	Medallion (office use)
Owner* *Name:* _____ *Date* _____ *Signature:* _____ *Social Security #:* _____ *Email Address:* _____ *Phone Number:* _____ *Summit Healthcare REIT Acct #_____*	(You agree to obtain a Medallion Guarantee Stamp here from your bank or broker)
Co-Owner(s) (if applicable) Name(s): _____ Date _____ Signature(s): _____	
Custodian (if applicable; MacKenzie will obtain) Name: _____ Date _____ Signature: _____ IRA or Tax #: _____ Phone Number: _____	(Place co-owner's Medallion Guarantee Stamp here, or MacKenzie will obtain the custodian's stamp here if this is an IRA or other custodial account)

* If signature is by trustee(s), executor(s), administrator(s), guardian(s), attorney(s) in fact, agent(s), officer(s), or a corporation or another acting in a fiduciary or representing capacity, please provide the following information:

Name: _____   Capacity: _____

4. **If any of the following applies, please provide the appropriate documents.**
   - *Name changes*: Certified copy of Marriage Certificate or proof of name change from the court.
   - *Power of Attorney*: Copy of Power of Attorney document.
   - *Estates*: Certified Copies of Death Certificate and appropriate Court Documents (no older than 45 days).
   - *Corporations*: Copy of Corporate Resolution naming the Authorized Signature, with a seal if applicable.

5. **If you have any other REITs or Limited Partnerships you want to sell, please list them here and we will contact you.** _____

THE OFFER, WITHDRAWAL RIGHTS, AND PRORATION PERIOD WILL EXPIRE AT 11:59 P.M., PACIFIC TIME, ON JUNE 18, 2018 (THE "EXPIRATION DATE") UNLESS EXTENDED.

R22026

Assignment Form for Sale of Summit Healthcare REIT

To participate in the Offer, a duly executed copy of this Assignment Form and any other documents required by this Assignment Form must be received by the Depositary on or prior to the Expiration Date. Delivery of this Assignment Form or any other required documents to an address other than as set forth above does not constitute valid delivery. The method of delivery of all documents is at the election and risk of the tendering Shareholder. This Assignment Form is to be completed by holders of Shares in Summit Healthcare REIT, Inc. (the "REIT"), pursuant to the procedures set forth in the Offer to Purchase (as defined below). Capitalized terms used herein have the meanings in the Offer.

The undersigned hereby tenders to MacKenzie Realty Capital, Inc. (collectively the "Purchasers") all of the Shares of common stock ("Shares") in the REIT held by the undersigned as set forth above (or, if less than all such Shares, the number set forth on the reverse above the signature box), at a purchase price equal to $1.56 per Share, upon the other terms and subject to the conditions set forth in the Offer to Purchase, dated May 18, 2018 (the "Offer to Purchase") and in this Assignment Form, as each may be supplemented or amended from time to time (which together constitute the "Offer"). Receipt of the Offer to Purchase is hereby acknowledged. Subject to and effective upon acceptance for payment of any of the Shares tendered hereby, the undersigned sells, assigns, and transfers to, Purchasers all right, title, and interest in and to such Shares which are purchased pursuant to the Offer. The undersigned hereby irrevocably constitutes and appoints the Purchasers as the true and lawful agent and attorney-in-fact and proxy of the undersigned with respect to such Shares, with full power of substitution (such power of attorney and proxy being deemed to be an irrevocable power and proxy coupled with an interest), to deliver such Shares and transfer ownership of such Shares, on the books of the REIT, together with all accompanying evidences of transfer and authenticity, to the Purchasers and, upon acceptance of the tender of such Shares by the Purchasers, to exercise all voting rights and to receive all benefits and otherwise exercise all rights of beneficial ownership of such Shares all in accordance with the terms of the Offer. Upon the purchase of Shares pursuant to the Offer, all prior proxies and consents given by the undersigned with respect to such Shares will be revoked and no subsequent proxies or consents may be given. In addition, by executing this Assignment Form, the undersigned assigns to the Purchasers all of the undersigned's rights to receive dividends from the REIT with respect to Shares which are purchased pursuant to the Offer, other than dividends paid through the Expiration Date, and all proceeds that are paid after the Expiration Date from or as a result of any claim, litigation, class or derivative action brought by or for the benefit of the shareholders with respect to the transferred Shares, regardless of when the claims brought pursuant to such action accrued. Upon request, the Seller will execute and deliver, and irrevocably directs any custodian to execute and deliver, any additional documents deemed by the Purchaser to be necessary or desirable to complete the assignment, transfer, and purchase of such Shares, including obtaining a Medallion Signature Guarantee if necessary (which may be required for transfer; the lack thereof does not affect the validity of the Agreement).

The undersigned hereby represents and warrants that the undersigned owns the Shares tendered hereby and has full power and authority to validly tender, sell, assign, and transfer the Shares tendered hereby, and that when any such Shares are purchased by the Purchasers, the Purchasers will acquire good, marketable, and unencumbered title thereto, free and clear of all liens, restrictions, charges, encumbrances, conditional sales agreements, or other obligations relating to the sale or transfer thereof, and such Shares will not be subject to any adverse claim. Upon request, the undersigned will execute and deliver any additional documents deemed by the Purchasers to be necessary or desirable to complete the assignment, transfer, and purchase of Shares tendered hereby. The undersigned understands that a tender of Shares to the Purchasers will constitute a binding agreement between the undersigned and the Purchasers upon the terms and subject to the conditions of the Offer. The undersigned recognizes the right of the Purchasers to effect a change of dividend address to MacKenzie Capital Management, LP at 1640 School Street, Moraga, California, 94556. The undersigned recognizes that under certain circumstances set forth in the Offer to Purchase, the Purchasers may not be required to accept for payment any of the Shares tendered hereby. In such event, the undersigned understands that any Assignment Form for Shares not accepted by Purchasers will be destroyed by the Purchasers. All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Offer to Purchase, this tender is irrevocable.

Arbitration Agreement: Purchaser and Seller agree that any dispute or claim arising out of or related to the Agreement or a purchase of Shares shall be resolved by binding arbitration in San Francisco, California before a retired judge. The arbitration shall be administered by JAMS pursuant to its Arbitration Rules and Procedures ("Rules"). If one party fails to respond within twenty days after the other party mails a written list of arbitrators by either agreeing to one of the proposed arbitrators or suggesting three or more alternate arbitrators, the proposing party may select the arbitrator from among its initial list and JAMS shall then appoint that arbitrator to preside over the arbitration. If the parties are unable to agree on an arbitrator, the parties shall select an arbitrator pursuant to the Rules. Where reasonable, the arbitrator shall schedule the arbitration hearing within four months after being appointed. The arbitrator must render a decision in writing, explaining the legal and factual basis for decision as to each of the principal controverted issues. The arbitrator's decision will be final and binding upon the parties. A judgment upon any award may be entered in a court of competent jurisdiction. Each party shall be responsible for advancing one-half of the costs of arbitration, including all JAMS fees. The parties are not waiving, and expressly reserve, any rights they may have under federal securities laws, rules, and regulations. The Agreement will be interpreted, construed, and governed according to federal securities laws and the laws of the State of California; provided that all matters relating to arbitration shall be governed by the Federal Arbitration Act (9 U.S.C. Sections 1 et seq.). If both parties waive their right to arbitrate, then any dispute or claim arising out of or related to the Agreement will be subject to the exclusive jurisdiction of Contra Costa County Superior Court for the State of California. In any such action, Purchaser and Seller expressly submit and consent to the exclusive jurisdiction of the Contra Costa County Superior Court and waive all defenses to jurisdiction and venue. The prevailing party shall be entitled to attorney fees and costs (including arbitrator fees, expert witness fees and costs, JAMS fees and costs, and any fees and costs incurred in compelling arbitration, or in any court proceedings if arbitration is waived) in any action or proceeding arising out of the Agreement and/or in any action or proceeding to enforce or confirm a judgment or award based on a claim arising out of the Agreement.

OFFER TO PURCHASE FOR CASH 800,000
SHARES OF COMMON STOCK OF
SUMMIT HEALTHCARE REIT, INC.
AT **$1.56 PER SHARE**
by: MACKENZIE REALTY CAPITAL, INC. (collectively the "Purchasers")

THE OFFER, WITHDRAWAL RIGHTS, AND PRORATION PERIOD WILL EXPIRE AT 11:59 P.M.,
PACIFIC TIME, ON JUNE 18, 2018, UNLESS THE OFFER IS EXTENDED.

The Purchasers hereby seek to acquire 800,000 Shares of common stock (the "Shares") in SUMMIT HEALTHCARE REIT, INC. (the "REIT"). The Purchasers are not affiliated with the REIT or its management. The Purchasers hereby offer to purchase 800,000 Shares at a purchase price equal to **$1.56 per Share**, in cash, without interest, upon the terms and subject to the conditions set forth in this offer to purchase (the "Offer to Purchase") and in the related Assignment Form, as each may be supplemented or amended from time to time (which together constitute the "Offer"). Any dividends paid after June 18, 2018, or such other date to which this Offer may be extended (the "Expiration Date"), by the terms of the Offer and as set forth in the Assignment Form, would be assigned by tendering Shareholders to the Purchasers. Tender of Shares will include the tender of any and all securities into which the Shares may be converted and any securities distributed with respect to the Shares from and after the Offer Date.

The REIT had 4,624 holders of record owning an aggregate of 23,027,978 shares as of March 12, 2018, according to its Annual Report on Form 10-K for the fiscal year ending December 31, 2017. The Purchasers and their affiliates currently beneficially own 1,470,201.8 Shares, or 6.38% of the outstanding Shares. The 800,000 Shares subject to the Offer constitute 3.47% of the outstanding Shares. Consummation of the Offer, if all Shares sought are tendered, would require payment by the Purchasers of up to $1,248,000 in aggregate purchase price, which the Purchasers intend to fund out of their current working capital.

Holders of Shares ("Shareholders") are urged to consider the following factors:

- Shareholders who tender their Shares will give up the opportunity to participate in any future benefits from the ownership of Shares, including potential future dividends by the REIT from property operations or dispositions, and the purchase price per Share payable to a tendering Shareholder by the Purchasers may be less than the total amount which might otherwise be received by the Shareholder with respect to the Share from the REIT.

- The Purchasers are making the Offer for investment purposes and with the intention of making a profit from the ownership of the Shares. In establishing the purchase price of $1.56 per Share, the Purchasers are motivated to establish the lowest price which might be acceptable to Shareholders consistent with the Purchasers' objectives. There is no public market for the Shares, and neither the Shareholders nor the Purchasers have any accurate means for determining the actual present value of the Shares. Although there can be no certainty as to the actual present value of the Shares, the REIT has estimated that the net asset value is $2.80 per Share. It should be noted, however, that the Purchasers have not made an independent appraisal of the Shares or the REIT's properties and are not qualified to appraise real estate. Furthermore, there can be no assurance as to the timing or amount of any future REIT dividends, and there cannot be any assurance that the REIT's estimate accurately reflects an approximate value of the Shares or that the actual amounts which may be realized by holders for the Shares may not vary substantially from this estimate.

- The Depositary, MacKenzie Capital Management, LP, is an affiliate of certain of the Purchasers. No independent party will hold securities tendered until the offer closes and payment is made. Because there is no independent intermediary to hold the Purchasers' funds and tendered securities, the Purchasers may have access to the securities before all conditions to the Offer have been satisfied and selling Shareholders have been paid; however, neither the Depositary nor the Purchasers has any rights with respect to the Shares prior to the Expiration Date and acceptance by the Purchasers for payment. Further, by tendering your Shares, you are agreeing to arbitrate any disputes that may arise between you and the Purchasers or the Depositary, to subject yourself to personal jurisdiction in California, and that the prevailing party in any such action will be entitled to recover attorney fees and costs.

- The Offer allows Shareholders the option to sell 'All or None' of their Shares, thereby allowing Shareholders the option to avoid proration if more than 800,000 Shares are tendered. See Section 2—Acceptance for Payment and Payment for Shares; Proration and Section 4—Withdrawal Rights; Automatic Withdrawal Option. The Purchasers may accept only a portion of the Shares tendered by a Shareholder if a total of more than 800,000 Shares are tendered and the Shareholder does not select the 'All or None' option.

THE OFFER TO PURCHASE IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. IF MORE THAN 800,000 SHARES ARE VALIDLY TENDERED AND NOT WITHDRAWN, THE PURCHASERS WILL ACCEPT FOR PURCHASE 800,000 SHARES FROM TENDERING SHAREHOLDERS (WHO DO NOT ELECT THE 'ALL OR NONE' OPTION) ON A PRO RATA BASIS, SUBJECT TO THE TERMS AND CONDITIONS

HEREIN. A SHAREHOLDER MAY TENDER ANY OR ALL SHARES OWNED BY SUCH SHAREHOLDER.

The Purchasers expressly reserve the right, in their sole discretion, at any time and from time to time, (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Shares, subject to the restriction below, (ii) upon the occurrence of any of the conditions specified in Section 13 of this Offer to Purchase and prior to the Expiration Date, to terminate the Offer and not accept for payment any Shares, and (iii) to amend the Offer in any respect prior to the expiration date. Notice of any such extension, termination, or amendment will promptly be disseminated to Shareholders in a manner reasonably designed to inform Shareholders of such change in compliance with Rule 14d-4(c) under the Securities Exchange Act of 1934 (the "Exchange Act"). In the case of an extension of the Offer, such extension will be followed by a press release or public announcement which will be issued no later than 9:00 a.m., Eastern Time, on the next business day after the scheduled Expiration Date, in accordance with Rule 14e-1(d) under the Exchange Act.

May 18, 2018

IMPORTANT

Any Shareholder desiring to tender any or all of such Shareholder's Shares should complete and sign the Assignment Form (a copy of which is enclosed with this Offer to Purchase) in accordance with the instructions in the Assignment Form and mail, deliver or telecopy the Assignment Form and any other required documents to MacKenzie Capital Management, LP (the "Depositary"), an affiliate of certain of the Purchasers, at the address or facsimile number set forth below.


MacKenzie Capital Management, LP
1640 School Street
Moraga, California 94556
Telephone: 800-854-8357
Facsimile: 925-631-1080
E-Mail Address: offers@mackenziecapital.com


Questions or requests for assistance or additional copies of this Offer to Purchase or the Assignment Form may be directed to the Purchasers at 1-800-854-8357.
_____

NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION OR ANY REPRESENTATION ON BEHALF OF THE PURCHASERS OR TO PROVIDE ANY INFORMATION OTHER THAN AS CONTAINED HEREIN OR IN THE ASSIGNMENT FORM. NO SUCH RECOMMENDATION, INFORMATION OR REPRESENTATION MAY BE RELIED UPON AS HAVING BEEN AUTHORIZED.
_____

The REIT is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is required to file reports and other information with the Securities and Exchange Commission ("Commission") relating to its business, financial condition and other matters. Such reports and other information are available on the Commission's electronic data gathering and retrieval (EDGAR) system, at its internet web site at sec.gov may be inspected at the public reference facilities maintained by the Commission at 100 F Street, NE, Room 1580, Washington, D.C. 20549. Copies of such material can also be obtained from the Public Reference Room of the Commission in Washington, D.C. at prescribed rates.

The Purchasers have filed with the Commission a Tender Offer Statement on Schedule TO (including exhibits) pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer. Such statement and any amendments thereto, including exhibits, may be inspected and copies may be obtained from the offices of the Commission in the manner specified above

TABLE OF CONTENTS

SUMMARY TERM SHEET

The Purchasers are offering to purchase up to 800,000 Shares for $1.56 per Share in cash. The following are some of the questions that you, as a Shareholder of the REIT, may have and answers to those questions. The information in this summary is not complete, and we urge you to carefully read the remainder of this Offer to Purchase and the accompanying Assignment Form.

WHO IS OFFERING TO BUY MY SECURITIES?

The offer to purchase your Shares is being made by MacKenzie Realty Capital, Inc., a business development company that is not affiliated with the REIT.

WHAT ARE THE CLASSES AND AMOUNTS OF SECURITIES SOUGHT IN THE OFFER?

We are seeking to purchase up to 800,000 Shares of common stock, which are the "Shares" issued to investors in the REIT.

HOW MUCH ARE YOU OFFERING TO PAY AND WHAT IS THE FORM OF PAYMENT?

We are offering to pay $1.56 per Share, net to you in cash. Any dividends paid after the Expiration Date would, by the terms of the Offer and as set forth in the Assignment Form, be assigned by tendering Shareholders to the Purchasers. If you tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses.

DO YOU HAVE THE FINANCIAL RESOURCES TO MAKE PAYMENT?

If the total amount of Shares sought is purchased, the Purchasers' capital commitment will be approximately $1,248,000. The Purchasers have an aggregate of approximately $79 million in total assets at their disposal to fund payment to selling

Shareholders. The Purchasers currently have sufficient funded capital to fund all of their commitments under this Offer and all other tender offers they may be presently making. Shareholders may review the Purchasers' financial statements at the SEC's EDGAR site.

IS THE FINANCIAL CONDITION OF THE BIDDERS RELEVANT TO MY DECISION ON WHETHER TO TENDER IN THE OFFER?

Because this is a cash offer that is not conditioned on financing being available, MacKenzie Realty Capital, Inc. is a public reporting company which files periodic reports with the SEC, and the Purchasers have more than adequate resources and no intention to take control of the REIT, other information concerning the Purchasers' financial condition is not material in accordance with the instructions to this Schedule TO.

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER?

You will have at least until 11:59 p.m., Pacific Time, on June 18, 2018, to decide whether to tender your Shares in the Offer.

WILL ALL OF THE SHARES I TENDER BE ACCEPTED BY THE PURCHASERS?

The Purchasers desire to purchase up to 800,000 Shares. If the number of Shares validly tendered and not properly withdrawn on or prior to the Expiration Date is less than or equal to 800,000, we will purchase all Shares so tendered and not withdrawn, upon the terms and subject to the conditions of the Offer. However, if more than 800,000 Shares are so tendered and not withdrawn, we will accept for payment and pay for 800,000 Shares so tendered, pro rata according to the number of Shares so tendered, adjusted by rounding down to the nearest whole number of Shares tendered by each Shareholder to avoid purchases of fractional Shares, as appropriate. However, you have the option to sell 'All or None' of your Shares by checking the appropriate box on the Assignment Form. If you check that box, we will only purchase your Shares if we can purchase all of your Shares; otherwise, you will be deemed to automatically withdraw your tender. See Section 2. Acceptance for Payment and Payment for Shares; Proration and Section 4. Withdrawal Rights.

CAN THE OFFER BE EXTENDED AND UNDER WHAT CIRCUMSTANCES?

The Offer can be extended in our discretion.

HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

If we extend the offer, we will make a public announcement of the extension, not later than 9:00 a.m., Eastern Time, on the day after the day on which the Offer was scheduled to expire. You can check our website at www.mackenziecapital.com (click on Tenders) to see if it has been extended, or check the SEC's EDGAR database.

WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER?

There are no conditions to the offer based on a minimum number of Shares tendered, the availability of financing, or the success of the offer. However, we may not be obligated to purchase any Shares if certain conditions occur, such as legal or government actions which would prohibit the purchase. Furthermore, we are not obligated to purchase any Shares which are validly tendered if, among other things, there is a material adverse change in the REIT or its business. Please see the discussion in Section 13, Conditions of the Offer, for a description of all conditions. Further, by tendering your Shares, you are agreeing to arbitrate any disputes that may arise between you and the Purchasers or the Depositary, to subject yourself to personal jurisdiction in California, and that the prevailing party in any such action will be entitled to recover attorney fees and costs.

WHEN WILL YOU PAY ME FOR THE SHARES I TENDER?

Upon the Expiration of the Offer and our acceptance of the Shares you tender, we will pay you upon confirmation from the REIT or its transfer agent that the Shares have been transferred to the Purchasers.

HOW DO I TENDER MY SHARES?

To tender your Shares, you must deliver a completed Assignment Form, to the Depositary at: MacKenzie Capital Management, LP, 1640 School Street, Moraga, California 94556 (Telephone: 800-854-8357; Facsimile Transmission: 925-631-1080), no later than the time the Offer expires.

UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY TENDERED SHARES?

You can withdraw previously tendered Shares at any time until the Offer has expired and, if we have not agreed to accept your

Shares for payment by July 17, 2018, you can withdraw them at any time after such time until we do accept your Shares for payment.

HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARES?

To withdraw Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw the Shares.

WHAT DOES THE REIT THINK OF THE OFFER?

The Purchasers have not sought the approval or disapproval of the REIT. The REIT may be expected to respond with the REIT's position on the offer in the next two weeks.

WILL THE REIT CONTINUE AS A PUBLIC COMPANY?

Yes. The REIT reported **4,624** holders of its outstanding Shares as of the date of its most recent annual report. It is not possible for this Offer to reduce the number of shareholders below 300 (the point at which a company can cease being public).

IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY SHARES?

The Purchasers do not anticipate that Shares held by non-tendering Shareholders will be affected by the completion of the offer.

WHAT ARE THE PURCHASERS' FUTURE INTENTIONS CONCERNING THE REIT?

The Purchasers have no present intention to seek control of the REIT or to change the management or operations of the REIT. The Purchasers do not have any present intention to take action in connection with the liquidation of the REIT or with any extraordinary transaction concerning the REIT or its assets. Although the Purchasers do not have any present intention to take any action with respect to management or control of the REIT, the Purchasers reserve the right, at an appropriate time, to exercise their rights as shareholders to vote on matters subject to a shareholder vote, including any vote affecting the sale of the REIT's assets and the liquidation and dissolution of the REIT. Thus, if the Purchasers purchase a significant number of the outstanding Shares of the REIT (pursuant to this and any other tender offers and other purchases), they may be in a position to control the REIT by virtue of being able to vote in board of directors elections and other matters requiring shareholder consent.

WHAT IS THE MARKET VALUE OF MY SHARES?

The Shares do not have a readily ascertainable market value, and neither the Shareholders nor the Purchasers have any accurate means for determining the actual present value of the Shares. According to the REIT, "During the period covered by this report, there was no established public trading market for our shares of common stock." (Annual Report on Form 10-K for the fiscal year ending December 31, 2017). The Purchasers' review of independent secondary market reporting publications such as The Stanger Report and The Direct Investments Spectrum, reported sales of Shares on secondary markets at $1.47-$1.67 during the Spring 2018 and sales of Shares on secondary markets at $1.61 per Share in Jan/Feb 2018, respectively. The information published by these independent sources is believed to be the product of their private market research and does not constitute the comprehensive transaction reporting of a securities exchange. Accordingly, the Purchasers do not know whether the foregoing information is accurate or complete. The Buyers or their affiliates purchased 9,067.8 Shares at $1.42 per Share in the past 60 days, 81,714.5 Shares at $1.42 per Share in a January 2018 tender offer, and 556,559.1 Shares at $1.34 per Share in a September 2017 tender offer. The Purchasers are unaware of any other recent trading prices. Although there can be no certainty as to the actual present value of the Shares, the REIT has established a net asset value of $2.80 per Share. It should be noted, that the Purchasers have not made an independent appraisal of the Shares or the REIT's properties and are not qualified to appraise real estate. There can be no assurance the actual amounts which may be realized by Shareholders for the Shares may not vary substantially from the REIT's value.

TO WHOM CAN I TALK IF I HAVE QUESTIONS ABOUT THE TENDER OFFER?

You can call MacKenzie Capital Management, LP, toll-free, at 800-854-8357.

To the Shareholders of SUMMIT HEALTHCARE REIT, INC.:

INTRODUCTION

The Purchasers hereby offer to purchase 800,000 Shares at a purchase price of $1.56 per Share ("Offer Price"), in cash, without interest, upon the terms and subject to the conditions set forth in the Offer. Shareholders who tender their Shares will not be obligated to pay any REIT transfer fees, or any other fees, expenses or commissions in connection with the tender of Shares.

The Purchasers will pay all such costs and all charges and expenses of the Depositary, an affiliate of certain of the Purchasers, as depositary in connection with the Offer. For further information concerning the Purchasers, see Section 11 below and Schedule I. None of the Purchasers or the Depositary is affiliated with the REIT or the REIT's management. The address of the REIT's principal executive offices is 2 South Pointe Drive, Suite 100, Lake Forest, California 92630, and its phone number is (800) 978-8136

Establishment of the Offer Price

The Purchasers have set the Offer Price at $1.56 per Share. In determining the Offer Price, the Purchasers analyzed a number of quantitative and qualitative factors, including: (i) the lack of a secondary market for resales of the Shares and the resulting lack of liquidity of an investment in the REIT; (ii) the estimated value of the REIT's real estate assets; and (iii) the costs to the Purchasers associated with acquiring the Shares.

The REIT made the following statements in its Annual Report on Form 10-K for the fiscal year ending December 31, 2017: "During the period covered by this report, there was no established public trading market for our shares of common stock." The lack of any public market for the sale of Shares means that Shareholders have limited alternatives if they seek to sell their Shares. As a result of such limited alternatives for Shareholders, the Purchasers may not need to offer as high a price for the Shares as they would otherwise. On the other hand, the Purchasers take a greater risk in establishing a purchase price as there is no prevailing market price to be used for reference and the Purchasers themselves will have limited liquidity for the Shares upon consummation of the purchase. The Purchasers' review of independent secondary market reporting publications such as The Stanger Report and The Direct Investments Spectrum, reported sales of Shares on secondary markets at $1.47-$1.67 during the Spring 2018 and sales of Shares on secondary markets at $1.61 per Share in Jan/Feb 2018, respectively. The information published by these independent sources is believed to be the product of their private market research and does not constitute the comprehensive transaction reporting of a securities exchange. Accordingly, the Purchasers do not know whether the foregoing information is accurate or complete. The Buyers or their affiliates purchased 9,067.8 Shares at $1.42 per Share in the past 60 days, 81,714.5 Shares at $1.42 per Share in a January 2018 tender offer, and 556,559.1 Shares at $1.34 per Share in a September 2017 tender offer. The Purchasers are unaware of any other recent trading prices.

The Purchasers are offering to purchase Shares which are an illiquid investment and are not offering to purchase the REIT's underlying assets. The REIT has given no indication when it might liquidate and its charter does not require it to do so by a specified date. Although there can be no certainty as to the actual present value of the Shares, the Corporation estimates that its Shares are worth $2.80 per Share. There can be no assurance that this estimate accurately reflects an approximate value of the Shares or that the actual amounts which may be realized by Shareholders for the Shares may not vary substantially from this estimate. The Offer is not made with any current view toward or plan or purpose of acquiring Shares in a series of successive and periodic offers. Nevertheless, the Purchasers reserve the right to gauge the response to this solicitation, and, if not successful in purchasing 800,000 Shares pursuant to this Offer, may consider future offers. Factors affecting the Purchasers' future interest in acquiring additional Shares include, but are not limited to, the relative success of the current Offer, any increase or decrease in the availability of capital for investment by the Purchasers and their investment fund affiliates, the current diversification and performance of each affiliated fund's portfolio of real estate interests, the development of any public market in the Shares or actions by unrelated parties to tender for or purchase Shares, the status of and changes and trends in the REIT's operations, announcement of pending property sales and the proposed terms of sales, and local and national real estate and financial market developments and trends.

General Background Information

Certain information contained in this Offer to Purchase which relates to, or represents, statements made by the REIT or its management, has been derived from information provided in reports filed by the REIT with the Securities and Exchange Commission. Tendering Shareholders will not be obligated to pay transfer fees, brokerage fees, or commissions on the sale of the Shares to the Purchasers pursuant to the Offer. The Purchasers will pay all charges and expenses incurred in connection with the Offer. The Purchasers desire to purchase up to 800,000 Shares. If the number of Shares validly tendered and not properly withdrawn on or prior to the Expiration Date is less than or equal to 800,000, we will purchase all Shares so tendered and not withdrawn, upon the terms and subject to the conditions of the Offer. However, if more than 800,000 Shares are so tendered and not withdrawn, we will accept for payment and pay for 800,000 Shares so tendered, pro rata according to the number of Shares so tendered, adjusted by rounding down to the nearest whole number of Shares tendered by each Shareholder to avoid purchases of fractional Shares, as appropriate. However, you have the option to sell 'All or None' of your Shares by checking the appropriate box on the Assignment Form. If you check that box, we will only purchase your Shares if we can purchase all of your Shares; otherwise, you will be deemed to automatically withdraw your tender. See Section 2. Acceptance for Payment and Payment for Shares; Proration and Section 4. Withdrawal Rights.

If, prior to the Expiration Date, the Purchasers increase the consideration offered to Shareholders pursuant to the Offer, such increased consideration will be paid with respect to all Shares that are purchased pursuant to the Offer, whether or not such Shares were tendered prior to such increase in consideration. Shareholders are urged to read this

Offer to Purchase and the accompanying Assignment Form carefully before deciding whether to tender their Shares.

TENDER OFFER

Section 1. Terms of the Offer. Upon the terms and subject to the conditions of the Offer, the Purchasers will accept for payment and pay for Shares validly tendered on or prior to the Expiration Date and not withdrawn in accordance with Section 4 of this Offer to Purchase. The term "Expiration Date" shall mean 11:59 p.m., Pacific Time, on June 18, 2018, unless and until the Purchasers shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date on which the Offer, as so extended by the Purchasers, shall expire. The Offer is conditioned on satisfaction of certain conditions. See Section 13, which sets forth in full the conditions of the Offer. The Purchasers reserve the right (but shall not be obligated), in their sole discretion and for any reason, to waive any or all of such conditions. If, by the Expiration Date, any or all of such conditions have not been satisfied or waived, the Purchasers reserve the right (but shall not be obligated) to (i) decline to purchase any of the Shares tendered, terminate the Offer and return all tendered Shares to tendering Shareholders, (ii) waive all the unsatisfied conditions and, subject to complying with applicable rules and regulations of the Commission, purchase all Shares validly tendered, (iii) extend the Offer and, subject to the right of Shareholders to withdraw Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Offer is extended or (iv) to amend the Offer. Notwithstanding the foregoing, upon the expiration of the Offer, if all conditions are either satisfied or waived, the Purchasers will promptly pay for all validly tendered Shares upon confirmation from the REIT or its transfer agent that the Shares have been transferred to the Purchasers, and the Purchasers do not intend to imply that the foregoing rights of the Purchasers would permit the Purchasers to delay payment for validly tendered Shares following expiration.

The Purchasers do not anticipate and have no reason to believe that any condition or event will occur that would prevent the Purchasers from purchasing tendered Shares as offered herein. Further, by tendering your Shares, you are agreeing to arbitrate any disputes that may arise between you and the Purchasers or the Depositary, to subject yourself to personal jurisdiction in California, and that the prevailing party in any such action will be entitled to recover attorney fees and costs. However, by so doing, you are not waiving any of your rights under the federal securities laws or any rule or regulation thereunder.

Section 2. Acceptance for Payment and Payment for Shares; Proration. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), the Purchasers will accept for payment, and will pay for, Shares validly tendered and not withdrawn in accordance with Section 4, promptly following the Expiration Date and upon confirmation from the REIT or its transfer agent that the Shares have been transferred to the Purchasers. In all cases, payment for Shares purchased pursuant to the Offer will be made only after timely receipt by the Depositary of a properly completed and duly executed Assignment Form (or facsimile thereof) and any other documents required by the Assignment Form. The Purchasers desire to purchase up to 800,000 Shares. If the number of Shares validly tendered and not properly withdrawn on or prior to the Expiration Date is less than or equal to 800,000, we will purchase all Shares so tendered and not withdrawn, upon the terms and subject to the conditions of the Offer. However, if more than 800,000 Shares are so tendered and not withdrawn, we will accept for payment and pay for 800,000 Shares so tendered, pro rata according to the number of Shares so tendered, adjusted by rounding down to the nearest whole number of Shares tendered by each Shareholder to avoid purchases of fractional Shares, as appropriate.

In the event that proration is required, because of the difficulty of immediately determining the precise number of Shares to be accepted, the Purchasers will announce the final results of proration as soon as practicable, but in no event later than five business days following the Expiration Date. The Purchasers will not pay for any Shares tendered until after the final proration factor has been determined.

Shareholders may indicate, by checking a box on the Assignment Form (the 'All or None' Box), that they only wish to sell their Shares if they will be able to sell all of their Shares, without any proration. See Section 4—Withdrawal Rights. If more than 800,000 Shares have been properly tendered without checking the All or None Box, then the above description of proration will apply only to tenders of such Shares that do not have the All or None Box checked.

For purposes of the Offer, the Purchasers shall be deemed to have accepted for payment (and thereby purchased) tendered Shares when, as and if the Purchasers give oral or written notice to the Depositary of the Purchasers' acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will in all cases be made by deposit of the Offer Price with the Depositary, which will act as agent for the tendering Shareholders for the purpose of receiving payment from the Purchasers and transmitting payment to tendering Shareholders.

Under no circumstances will interest be paid on the Offer Price by reason of any delay in making such payment. If any tendered Shares are not purchased for any reason (other than due to proration as described above), the Assignment Form with respect to such Shares not purchased will be of no force or effect. If, for any reason whatsoever, acceptance for payment of, or payment for, any Shares tendered pursuant to the Offer is delayed or the Purchasers are unable to accept for payment, purchase or pay for Shares tendered pursuant to the Offer, then, without prejudice to the Purchasers' rights under Section 13, the

Depositary may, nevertheless, on behalf of the Purchasers, retain tendered Shares and such Shares may not be withdrawn (but subject to compliance with Rule 14e-1(c) under the Exchange Act, which requires that the Purchasers pay the consideration offered or return the Shares deposited by or on behalf of the Shareholder promptly after the termination or withdrawal of a tender offer), except to the extent that the tendering Shareholders are entitled to withdrawal rights as described in Section 4. If, prior to the Expiration Date, the Purchasers shall increase the consideration offered to Shareholders pursuant to the Offer, such increased consideration shall be paid for all Shares accepted for payment pursuant to the Offer, whether or not such Shares were tendered prior to such increase.

Section 3. Procedures for Tendering Shares.

Valid Tender. For Shares to be validly tendered pursuant to the Offer, a properly completed and duly executed Assignment Form (a copy of which is enclosed with this Offer to Purchase) with any other documents required by the Assignment Form must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date. A Shareholder may tender any or all Shares owned by such Shareholder. **In order for a tendering Shareholder to participate in the Offer, Shares must be validly tendered and not withdrawn prior to the Expiration Date, which is 11:59 p.m., Pacific Time, on** June 18, 2018**, or such date to which the Offer may be extended. The method of delivery of the Assignment Form and all other required documents is at the option and risk of the tendering Shareholder and delivery will be deemed made only when actually received by the Depositary.**

Other Requirements. By executing a Assignment Form as set forth above, a tendering Shareholder irrevocably appoints the designees of the Purchasers as such Shareholder's proxies, in the manner set forth in the Assignment Form, each with full power of substitution, to the full extent of such Shareholder's rights with respect to the Shares tendered by such Shareholder and accepted for payment by the Purchasers. Such appointment will be effective when, and only to the extent that, the Purchasers accept such Shares for payment. Upon such acceptance for payment, all prior proxies given by such Shareholder with respect to such Shares will, without further action, be revoked, and no subsequent proxies may be given (and if given will not be effective). The designees of the Purchasers will, with respect to such Shares, be empowered to exercise all voting and other rights of such Shareholder as they in their sole discretion may deem proper at any meeting of Shareholders, by written consent or otherwise. In addition, by executing a Assignment Form, a Shareholder also assigns to the Purchasers all of the Shareholder's rights to receive dividends from the REIT with respect to Shares which are accepted for payment and purchased pursuant to the Offer, other than those dividends paid during the period commencing on the Offer Date and terminating on the Expiration Date.

Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the validity, form, eligibility (including time of receipt), and acceptance for payment of any tender of Shares pursuant to the procedures described above will be determined by the Purchasers, in their sole discretion, which determination shall be final and binding. The Purchasers reserve the absolute right to reject any or all tenders if not in proper form or if the acceptance of, or payment for, the absolute right to reject any or all tenders if not in proper form or if the acceptance of, or payment for, the Shares tendered may, in the opinion of the Purchasers' counsel, be unlawful. The Purchasers also reserve the right to waive any defect or irregularity in any tender with respect to any particular Shares of any particular Shareholder, and the Purchasers' interpretation of the terms and conditions of the Offer (including the Assignment Form and the Instructions thereto) will be final and binding. Neither the Purchasers, the Depositary, nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any Shares or will incur any liability for failure to give any such notification. A tender of Shares pursuant to any of the procedures described above will constitute a binding agreement between the tendering Shareholder and the Purchasers upon the terms and subject to the conditions of the Offer, including the tendering Shareholder's representation and warranty that (i) such Shareholder owns the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act and (ii) the tender of such Share complies with Rule 14e-4. Rule 14e-4 requires, in general, that a tendering security holder actually be able to deliver the security subject to the tender offer, and is of concern particularly to any Shareholders who have granted options to sell or purchase the Shares, hold option rights to acquire such securities, maintain "short" positions in the Shares (i.e., have borrowed the Shares) or have loaned the Shares to a short seller. A Shareholder will be deemed to tender Shares in compliance with Rule 14e-4 and the Offer if the holder is the record owner of the Shares and the holder (i) delivers the Shares pursuant to the terms of the Offer, (ii) causes such delivery to be made, (iii) guarantees such delivery, (iv) causes a guaranty of such delivery, or (v) uses any other method permitted in the Offer (such as facsimile delivery of the Assignment Form).

Section 4. Withdrawal Rights. Except as otherwise provided in this Section 4, all tenders of Shares pursuant to the Offer are irrevocable, provided that Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment as provided in this Offer to Purchase, may also be withdrawn at any time on or after July 17, 2018. For withdrawal to be effective a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at the address or the facsimile number set forth in the attached Assignment Form. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn and must be signed by the person(s) who signed the Assignment Form in the same manner as the Assignment Form was signed. If purchase of, or payment for, Shares is delayed for any reason or if the Purchasers are unable to purchase or pay for Shares for any reason, then, without prejudice to the Purchasers' rights under the Offer, tendered Shares may be retained by the Depositary on behalf of the Purchasers and may not

be withdrawn except to the extent that tendering Shareholders are entitled to withdrawal rights as set forth in this Section 4, subject to Rule 14e-1(c) under the Exchange Act, which provides that no person who makes a tender offer shall fail to pay the consideration offered or return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of the tender offer. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchasers, in their sole discretion, which determination shall be final and binding. Neither the Purchasers, nor the Depositary, nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any such notification. Any Shares properly withdrawn will be deemed not to be validly tendered for purposes of the Offer. Withdrawn Shares may be re-tendered, however, by following the procedures described in Section 3 at any time prior to the Expiration Date.

Automatic Withdrawal Option. Shareholders may indicate, by checking a box on the Assignment Form (the 'All or None Box'), that they only wish to sell their Shares if they will be able to sell all of their Shares, without any proration. If at any time during the day of the Expiration Date more than 800,000 Shares have been properly tendered, unless the Purchaser amends the Offer to increase the number of Shares to be purchased, the Purchaser will deem all Shares from Shareholders that checked the All or None Box to be withdrawn and not validly tendered for purposes of the Offer. Neither the Purchaser nor any other person will be under any duty to give any notice that such automatic withdrawal will occur. Shareholders may change their election whether or not to check the All or None Box at any time on or prior to the Expiration Date by submitting a new Assignment Form with their preferred election, in the manner described in Section 3 herein.

Section 5. Extension of Tender Period; Termination; Amendment. The Purchasers expressly reserve the right, in their sole discretion, at any time and from time to time, (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Shares by giving oral or written notice of such extension to the Depositary, (ii) upon the occurrence or failure to occur of any of the conditions specified in Section 13, to terminate the Offer and not accept for payment any Shares by giving oral or written notice of such termination to the Depositary, and (iii) to amend the Offer in any respect (including, without limitation, by increasing or decreasing the consideration offered or the number of Shares being sought in the Offer or both or changing the type of consideration) by giving oral or written notice of such amendment to the Depositary prior to the Expiration Date. Any extension, termination, or amendment will be followed as promptly as practicable by public announcement, the announcement in the case of an extension to be issued no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirement of Rule 14d-4(c) under the Exchange Act. Without limiting the manner in which the Purchasers may choose to make any public announcement, except as provided by applicable law (including Rule 14d-4(c) under the Exchange Act), the Purchasers will have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by issuing a press release. The Purchasers may also be required by applicable law to disseminate to Shareholders certain information concerning the extensions of the Offer and any material changes in the terms of the Offer. The Purchasers will not provide a subsequent offering period following the Expiration Date.

If the Purchasers extend the Offer, or if the Purchasers (whether before or after its acceptance for payment of Shares) are delayed in their payment for Shares or are unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Purchasers' rights under the Offer, the Depositary may retain tendered Shares on behalf of the Purchasers, and such Shares may be withdrawn to the extent tendering Shareholders are entitled to withdrawal rights as described in Section 4 (generally, if notice of withdrawal is given to the Depositary prior to the Expiration Date). However, the ability of the Purchasers to delay payment for Shares that the Purchasers have accepted for payment is limited by Rule 14e-1 under the Exchange Act, which requires that the Purchasers pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of the Offer, except that the Purchasers may delay payment until they receive confirmation from the REIT or its transfer agent that the Shares have been transferred to the Purchasers.

If the Purchasers make a material change in the terms of the Offer or the information concerning the Offer or waive a material condition of the Offer, the Purchasers will extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following a material change in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the change in the terms or information. With respect to a change in price or a change in percentage of securities sought (other than an increase of not more than 2% of the securities sought), however, a minimum ten business day period is generally required to allow for adequate dissemination to security holders and for investor response. As used in this Offer to Purchase, "business day" means any day other than a Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through midnight, Pacific Time. Any material change in the terms of the Offer will be published, sent, or given to you in a manner reasonably designed to inform you of such change; in most cases we will mail you supplemental materials.

Section 6. Material Federal Income Tax Consequences. THE FEDERAL INCOME TAX DISCUSSION SET FORTH BELOW DOES NOT PURPORT TO ADDRESS ALL ASPECTS OF TAXATION THAT MAY BE RELEVANT TO A PARTICULAR SHAREHOLDER. For example, this discussion does not address the effect of any applicable foreign, state, local or other tax laws other than federal income tax laws. Certain Shareholders (including trusts, foreign persons, tax-exempt

organizations or corporations subject to special rules, such as life insurance companies or S corporations) may be subject to special rules not discussed below. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), existing regulations, court decisions and Internal Revenue Service ("IRS") rulings and other pronouncements. **EACH SHAREHOLDER TENDERING SHARES SHOULD CONSULT SUCH SHAREHOLDER'S OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH SHAREHOLDER OF ACCEPTING THE OFFER, INCLUDING THE APPLICATION OF THE ALTERNATIVE MINIMUM TAX AND FEDERAL, FOREIGN, STATE, LOCAL AND OTHER TAX LAWS.**

Gain or Loss. A taxable Shareholder will recognize a gain or loss on the sale of such Shareholder's Shares in an amount equal to the difference between (i) the amount realized by such Shareholder on the sale and (ii) such Shareholder's tax basis in the Shares sold. If the Shareholder reports a loss on the sale, such loss generally could not be currently deducted by such Shareholder except against such Shareholder's capital gains from other investments.   The tax basis in the Shares of a Shareholder will depend upon individual circumstances. Each Shareholder who plans to tender hereunder should consult with the Shareholder's own tax advisor as to the Shareholder's tax basis in the Shareholder's Shares and the resulting tax consequences of a sale. A tax-exempt Shareholder (other than an organization described in Code Section 501(c)(7) (social club), 501(c)(9) (voluntary employee benefit association), 501(c)(17) (supplementary unemployment benefit trust), or 501(c)(20) (qualified group legal services plan)) should not be required to recognize unrelated trade or business income upon the sale of its Shares pursuant to the Offer, assuming that such Shareholder does not hold its Shares as a "dealer" and has not acquired such Shares with debt financed proceeds.

Section 7. Effects of the Offer.

Limitations on Resales. The Purchasers do not believe the provisions of the REIT's Articles of Incorporation should restrict transfers of Shares pursuant to the Offer.

Effect on Trading Market. If a substantial number of Shares are purchased pursuant to the Offer the result would be a reduction in the number of Shareholders. Reducing the number of security holders in certain kinds of equity securities might be expected to result in a reduction in the liquidity and volume of activity in the trading market for the security. However, there is no established public trading market for the Shares and none is expected to develop. Therefore, the Purchasers do not believe a reduction in the number of Shareholders will materially further restrict the Shareholders' ability to find purchasers for their Shares through secondary market transactions.

Voting Power of Purchasers. If the Purchasers acquire a significant number of the Shares sought hereunder could give the Purchasers a controlling voting interest in matters subject to a shareholder vote. The REIT holds annual meetings to elect directors and conduct other business. Votes of Shareholders might also be solicited for matters affecting the fundamental structure of the REIT, such as the sale of the properties and dissolution of the REIT. A Shareholder who tenders Shares to the Purchasers grants a proxy to the Purchasers as of the date of acceptance of the tender, granting the Purchasers the right to vote such Shares in their sole discretion as to any matters for which the REIT has established a record date prior to the time such. Shares are transferred by the REIT to the Purchasers. The Purchasers reserve the right to exercise any and all rights they might hold in the event that any vote is called by the REIT, or if, in the future, changes in circumstances would dictate that they or other shareholders exercise their right to vote. Thus, if the Purchasers purchase a significant number of the outstanding Shares of the REIT (pursuant to this and any other tender offers and other purchases), they may be in a position to control the REIT by virtue of being able to vote in board of directors elections and other matters requiring shareholder consent.

Section 8. Future Plans. Following the completion of the Offer, the Purchasers, or their affiliates, may acquire additional Shares. Any such acquisitions may be made through private purchases, one or more future tender offers or by any other means deemed advisable or appropriate. Any such acquisitions may be at a consideration higher or lower than the consideration to be paid for the Shares purchased pursuant to the Offer. The Purchasers are seeking to purchase a total of 800,000 Shares. If the Purchasers acquire fewer than 800,000 Shares pursuant to the Offer, the Purchasers may seek to make further purchases on the open market at prevailing prices, or solicit Shares pursuant to one or more future tender offers at the same price, a higher price or, if the REIT's circumstances change, at a lower price. Alternatively, the Purchasers may discontinue any further purchases of Shares after termination of the Offer, regardless of the number of Shares purchased. The Offer is not made with any current view toward or plan or purpose of acquiring Shares in a series of successive and periodic offers. Nevertheless, as noted above, the Purchasers reserve the right to gauge the response to this solicitation, and, if not successful in purchasing 800,000 Shares in this Offer, may consider future offers. Factors affecting the Purchasers' future interest in acquiring additional Shares include, but are not limited to, the relative success of the current Offer, any increase or decrease in the availability of capital for investment by the Purchasers and their investment fund affiliates, the current diversification and performance of each affiliated fund's portfolio of real estate interests, the development of any public market in the Shares or actions by unrelated parties to tender for or purchase Shares, the status of and changes and trends in the REIT's operations, announcement of pending property sales and the proposed terms of sales, and local and national real estate and financial market developments and trends.

The Purchasers are acquiring the Shares pursuant to the Offer solely for investment purposes. The Purchasers have no present intention to seek control of the REIT or to change the management or operations of the REIT. The Purchasers do not

have any present intention to take any action in connection with the liquidation of the REIT. The Purchasers nevertheless reserve the right, at an appropriate time, to exercise their rights as shareholders to vote on matters subject to a shareholder vote, including, but not limited to, any vote to affecting the sale of the REIT's properties and the liquidation and dissolution of the REIT. Except as expressly set forth herein, the Purchasers have no present intention to seek control of the REIT, to cause the REIT to engage in any extraordinary transaction, to cause any purchase, sale or transfer of a material amount of the assets of any REIT, to make any change in the dividend policies, indebtedness or capitalization of any REIT or to change the structure, management or operations of the REIT, the listing status of the Shares or the reporting requirements of the REIT. However, if the Purchasers purchase a significant number of the outstanding Shares of the REIT (pursuant to this and any other tender offers and other purchases), they may be in a position to control the REIT by virtue of being able to vote in board of directors elections and other matters requiring shareholder consent.

Section 9. The Business of the REIT. For information about the REIT, please refer to the annual report prepared by the REIT which was sent to you earlier, particularly Item 2 of Form 10-K, the Quarterly Reports on Form 10-Q, and any other materials sent to you by the REIT. These documents contain updated information concerning the REIT, including detailed information regarding the properties owned, including mortgages, rental rates, operations, management, and taxes. In addition, the REIT is subject to the information and reporting requirements of the Exchange Act and information about the REIT can be obtained on the Commission's EDGAR system, at its internet web site at www.sec.gov, and are available for inspection at the Commission's principal office in Washington, D.C.

Section 10. Conflicts of Interest. The Depositary is affiliated with certain Purchasers. Therefore, by virtue of this affiliation, the Depositary may have inherent conflicts of interest in acting as Depositary for the Offer. The Depositary's role is administrative only, however, and any conflict of interest should not be deemed material to Shareholders.

Section 11. Certain Information Concerning the Purchasers. The Purchasers are MacKenzie Realty Capital, Inc.. For information concerning the Purchasers and their respective principals, please refer to Schedule I attached hereto. The principal business of each of the Purchasers is investment in securities, particularly real estate-based securities. The principal business address of each of the Purchasers is 1640 School Street, Moraga, California 94556. The Purchasers have made binding commitments to contribute and have available sufficient amounts of capital necessary to fund the acquisition of all Shares subject to the Offer, the expenses to be incurred in connection with the Offer, and all other anticipated costs of the Purchasers. MacKenzie Reality Capital, Inc. is a public company. MacKenzie Capital Management, LP and its affiliates have been in the business of purchasing illiquid real estate securities, both in open market transactions and by means of tender offers, since 1982 and have acquired more than $170 million in such securities for affiliated portfolios during the last ten years. The Purchasers have aggregate assets that are more than sufficient to fund their collective obligation to purchase Shares in this Offer and any other outstanding tender offers.

Except as otherwise set forth herein, (i) neither the Purchasers nor, to the best knowledge of the Purchasers, the persons listed on Schedule I nor any affiliate of the Purchasers beneficially owns or has a right to acquire any Shares, (ii) neither the Purchasers nor, to the best knowledge of the Purchasers, the persons listed on Schedule I nor any affiliate of the Purchasers, or any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares within the past 60 days, (iii) neither the Purchasers nor, to the best knowledge of the Purchasers, the persons listed on Schedule I nor any affiliate of the Purchasers has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the REIT, including but not limited to, contracts, arrangements, understandings or relationships concerning the transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations, (iv) there have been no transactions or business relationships which would be required to be disclosed under the rules and regulations of the Commission between any of the Purchasers or, to the best knowledge of the Purchasers, the persons listed on Schedule I, or any affiliate of the Purchasers on the one hand, and the REIT or its affiliates, on the other hand, (v) there have been no contracts, negotiations or transactions between the Purchasers, or to the best knowledge of the Purchasers any affiliate of the Purchasers on the one hand, the persons listed on Schedule I, and the REIT or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets, (vi) no person listed on Schedule I has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), and (vii) no person listed on Schedule I has been a party to any judicial or administrative proceeding during the past five years (except for matters dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. .

Section 12. Source of Funds. The Purchasers expect that approximately $1,248,000 would be required to purchase 800,000 Shares, if tendered, and an additional $20,000 may be required to pay related fees and expenses. The Purchasers anticipate funding all of the purchase price and related expenses through their existing capital and assets. The cash and liquid securities necessary to complete the entire purchase are readily available and are committed to that purpose. Accordingly, there are no financing arrangements to fall through and no alternative financing plans.

Section 13. Conditions of the Offer. Notwithstanding any other term of the Offer, the Purchasers shall not be required to accept for payment or to pay for any Shares tendered unless all authorizations or approvals of, or expirations of waiting periods imposed by, any court, administrative agency or other governmental authority necessary for the consummation of the transactions contemplated by the Offer shall have been obtained or occurred on or before the Expiration Date. As of the Offer Date, the Purchasers are unaware of any such required authorizations, approvals, or waiting periods relating to this Offer. The Purchasers shall not be required to accept for payment or pay for any Shares and may terminate or amend the Offer as to such Shares if, at any time on or after the date of the Offer and before the Expiration Date, any of the following conditions exists:

(a) a preliminary or permanent injunction or other order of any federal or state court, government or governmental authority or agency shall have been issued and shall remain in effect which (i) makes illegal, delays or otherwise directly or indirectly restrains or prohibits the making of the Offer or the acceptance for payment of or payment for any Shares by the Purchasers, (ii) imposes or confirms limitations on the ability of the Purchasers effectively to exercise full rights of ownership of any Shares, including, without limitation, the right to vote any Shares acquired by the Purchasers pursuant to the Offer or otherwise on all matters properly presented to the REIT's Shareholders, (iii) requires divestiture by the Purchasers of any Shares, (iv) causes any material diminution of the benefits to be derived by the Purchasers as a result of the transactions contemplated by the Offer (see the discussion of such benefits in the Summary Term Sheet and Introduction sections of the Offer to Purchase) or (v) materially adversely affect the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Purchasers or the REIT, in the reasonable judgment of the Purchasers;

(b) there shall be: (1) any statute, rule, regulation, or order proposed, enacted, enforced, promulgated, issued, or deemed applicable to the Offer by any federal or state court, government, or governmental authority or agency, other than the application of the waiting period provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; or (2) any other action taken; either of which will, directly or indirectly, result in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above;

(c) any change or development shall have occurred or been threatened since the date hereof, in the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the REIT, which, in the reasonable judgment of the Purchasers, is or will be materially adverse to the REIT, or the Purchasers shall have become aware of any fact that, in the reasonable judgment of the Purchasers, does or will have a material adverse effect on the value of the Shares;

(d) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any limitation by any governmental authority on, or other event which might affect, the extension of credit by lending institutions or result in any imposition of currency controls in the United States, (iv) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States, (v) a material change in United States or other currency exchange rates or a suspension of a limitation on the markets thereof, or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

(e) it shall have been publicly disclosed or the Purchasers shall have otherwise learned that (i) more than fifty percent of the outstanding Shares have been or are proposed to be acquired by another person (including a "group" within the meaning of Section 13(d)(3) of the Exchange Act), or (ii) any person or group that prior to such date had filed a Statement with the Commission pursuant to Sections 13(d) or (g) of the Exchange Act has increased or proposes to increase the number of Shares beneficially owned by such person or group as disclosed in such Statement by two percent or more of the outstanding Shares.

The foregoing conditions are for the sole benefit of the Purchasers and may be asserted by the Purchasers or may be waived by the Purchasers in whole or in part at any time and from time to time prior to the Expiration Date in their sole exercise of reasonable discretion, and the Offer will remain open for a period of at least five business days following any such waiver of a material condition. However, if we waive a certain condition for one tendering Shareholder, we will waive that condition for all Shareholders tendering Shares. Any determination by the Purchasers concerning the events described above will be final and binding upon all parties, subject, of course, to the parties' ability to seek review of any contested determination by an arbitrator pursuant to Section 16.

Section 14. Certain Legal Matters.

General. Except as set forth in this Section 14, the Purchasers are not aware of any filings, approvals or other actions by any domestic or foreign governmental or administrative agency that would be required prior to the acquisition of Shares by the Purchasers pursuant to the Offer. Should any such approval or other action be required, it is the Purchasers' present intention that such additional approval or action would be sought. While there is no present intent to delay the purchase of Shares tendered pursuant to the Offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the REIT's business, or that certain parts of the REIT's business might not have to be disposed

of or held separate or other substantial conditions complied with in order to obtain such approval or action, any of which could cause the Purchasers to elect to terminate the Offer without purchasing Shares thereunder. The Purchasers' obligation to purchase and pay for Shares is subject to certain conditions, including conditions related to the legal matters discussed in this Section 14.

Antitrust. The Purchasers do not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of Shares pursuant to the Offer.

Margin Requirements. The Shares are not "margin securities" under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, such regulations are not applicable to the Offer.

State Takeover Laws. A number of states have adopted anti-takeover laws which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, security holders, principal executive offices or principal places of business therein. The Purchasers are not seeking a controlling block of Shares or such a number of Shares as to fall within these state statutes and, therefore, do not believe that any anti-takeover laws apply to the transactions contemplated by the Offer. Although the Purchasers have not attempted to comply with any state anti-takeover statutes in connection with the Offer, the Purchasers reserve the right to challenge the validity or applicability of any state law allegedly applicable to the Offer and nothing in this Offer or any action taken in connection herewith is intended as a waiver of such right. If any state anti-takeover statute is applicable to the Offer, the Purchasers might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, the Purchasers may not be obligated to accept for purchase or pay for any Shares tendered.

Section 15. Fees and Expenses. The Purchasers have retained MacKenzie Capital Management, LP, an affiliate of certain Purchasers, to act as Depositary in connection with the Offer. The Purchasers will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses in connection therewith, including liabilities under the federal securities laws. The Purchasers will also pay all costs and expenses of printing, publication and mailing of the Offer and all costs of transfer.

Section 16. Miscellaneous. THE OFFER IS NOT BEING MADE TO (NOR WILL TENDERS BE ACCEPTED FROM OR ON BEHALF OF) SHAREHOLDERS IN ANY JURISDICTION IN WHICH THE MAKING OF THE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION. THE PURCHASERS ARE NOT AWARE OF ANY JURISDICTION WITHIN THE UNITED STATES IN WHICH THE MAKING OF THE OFFER OR THE ACCEPTANCE THEREOF WOULD BE ILLEGAL.

No person has been authorized to give any information or to make any representation on behalf of the Purchasers not contained herein or in the Assignment Form and, if given or made, such information or representation must not be relied upon as having been authorized. **Further, by tendering your Shares, you are agreeing to arbitrate any disputes that may arise between you and the Purchasers or the Depositary, to subject yourself to personal jurisdiction in California, and that the prevailing party in any such action will be entitled to recover attorney fees and costs.**

SCHEDULE I

THE PURCHASERS AND THEIR RESPECTIVE PRINCIPALS

The Offer is being made by MacKenzie Realty Capital, Inc., which is a publicly registered business development company, incorporated in Maryland, advised by MCM Advisers, LP ("Adviser"), and managed by MacKenzie Capital Management, LP ("Manager"). The names of the executive officers and directors of MacKenzie Realty Capital, Inc. are set forth below. Each individual is a citizen of the United States of America. The principal business address of the Purchasers, and each individual executive officer and director, is 1640 School Street, Moraga, California 94556, and the business telephone number for each is 925-631-9100.

Directors

Our directors have been divided into two groups — interested directors and Independent Directors. An interested director is an "interested person" as defined in the Investment Company Act of 1940, §2(a)(19).

Interested Director

C.E. "Pat" Patterson. Mr. Patterson, an MRC director since May of 2012, is co-founder and president of the Manager and the Adviser, and a director of their general partner, and a beneficial owner of all three companies, all since 1982.

Mr. Patterson has spent his entire business career in the financial services industry. In July 1965, following his graduation from the University of Oregon with a Bachelor of Science degree, he was selected as a junior executive trainee by Merrill Lynch, Pierce, Fenner and Smith, Inc. This intensive two-year training program was conducted in New York and included "on-the-floor" experience on all the major stock and commodity trading floors in the U.S. and Europe as well as a one-year position in Securities Research. Subsequently assigned to Merrill's Oakland, California office, Mr. Patterson had responsibility as an account executive for individual investors through September of 1971.

In September 1971, Mr. Patterson joined Eastman Dillon, Union Securities, Inc. with responsibility for Institutional Accounts in San Francisco and Hawaii. Upon the merger of Blyth & Co. with Eastman Dillon, Mr. Patterson was appointed assistant manager and then resident manager of the firm's Oakland office. He became a vice president of the firm in 1975. From September 1976 to March 1978, Mr. Patterson was associated with Smith Barney, Harris Upham, Inc. as a vice president, sales; with Merrill Lynch, Pierce, Fenner and Smith, Inc. as a senior account executive from September 1978 – February 1979; and with Paine Webber, Jackson & Curtis as an account vice president from January 1979 – March 1982. During this period his primary responsibility was the counseling of individual clients, but he also was responsible for research and marketing of specialized financial products.

In January 1982, Mr. Patterson founded Patterson Financial Services, Inc. (now MCM Advisers, LP) with Berniece A. Patterson as a financial planning firm. He founded Patterson Real Estate Services, a licensed California Real Estate Broker, in July 1982. As president of MCM Advisers, LP, Mr. Patterson is responsible for all investment counseling activities. He supervises the analysis of investment opportunities for the clients of the firm. In February 1988, Mr. Patterson co-founded the predecessor of the Manager. The Manager acts as the general partner and Manager to a number of prior investment funds. Mr. Patterson is the president of the Manager.

Mr. Patterson is a former Certified Financial Planner, has completed the College of Financial Planning's Due Diligence course, and is a past member of both the Institute of Certified Financial Planners and the International Association for Financial Planning

Independent Directors

Tim Dozois. Mr. Dozois, an MRC director since May of 2012, has been the Vice President and Corporate Counsel for Pendrell Corporation, a NASDAQ listed company specializing in intellectual property solutions, since June of 2010. He has 23 years of experience supporting leading corporations in securities law compliance, mergers, acquisitions, and real estate acquisition, financing, and management. Prior to joining Pendrell, Mr. Dozois was a partner for a brief period with Zupancic Rathbone Law Group, Inc., a firm that specializes in structured financing with a particular emphasis on the acquisition, financing and management of troubled real property assets. From January 1996 until March of 2010, Mr. Dozois served as an equity partner of Davis Wright Tremaine LLP, a Seattle-based law firm of approximately 500 lawyers.

Mr. Dozois received his B.S. in Financial Management from Oregon State University and his J.D from the University of Oregon School of Law, where he was Order of the Coif.

Tom Frame. Mr. Frame, an MRC director since May of 2012, was a co-founder of TransCentury Property Management and solely founded Paradigm Investment Corporation. TransCentury began in May of 1973 and has syndicated and managed over 10,000 residential units. During the last 35 years, Mr. Frame has been a principal in the acquisition, financing, restoration, and sale of over $500,000,000 in residential and commercial real estate. Paradigm was founded in June 1986 to sponsor and manage private, closed end "mutual funds." Paradigm managed a portfolio of over $7,000,000 in limited partnership securities. The last of the funds successfully liquidated in December of 2000.

Mr. Frame received a BA and BS degree from the University of Kansas in Physics and Mathematics in June 1964, a Juris Doctor degree from the San Francisco Law School in June 1975, and a MBA with honors from Pepperdine University in April 1986. Mr. Frame is currently managing his own investments which include residential units, commercial property, and a portfolio of securities.

Executive Officers Who Are Not Directors

Robert E. Dixon. Robert E. Dixon is Chief Executive Officer and President of MRC and has been the senior vice president and co-chief investment officer of the Manager and the Adviser since 2005, and a director of their general partner, and a beneficial owner of all three companies since 2005. Mr. Dixon is C.E. Patterson's son-in-law.

Robert Dixon served as an officer and director of Sutter Holding Company, Inc. from March 2002 until 2005. Mr. Dixon founded Sutter Capital Management, LLC, an investment management firm, in 1998 and sold it in 2005 to MCM Advisers,

Inc. Mr. Dixon has been president of Sutter Capital Management since its founding. Mr. Dixon received his Master of Business Administration degree from Cornell University in 1998 and has held the Chartered Financial Analyst® designation since 1996. From October 1994 to June 1996 he worked for MacKenzie Patterson, Inc. as a securities research analyst. He worked for Lehman Brothers, Inc. in equity sales and trading during 1993 and 1994. Mr. Dixon received his bachelor's degree in economics from the University of California at Los Angeles in 1992.

Paul F. Koslosky. Mr. Koslosky, Chief Financial Officer and Treasurer of MRC, has served in the same roles for the Manager and the Adviser since 2004. He owns a beneficial interest in each the Manager, the Adviser, and their general partner. He is responsible for accounting and reporting for the Manager, the funds it manages, and other related business interests.

Mr. Koslosky graduated from California State University, Hayward in 1983 with a Bachelor of Science degree in Business Administration. He spent five years with Zellerbach Paper Company, a billion-dollar paper distributor, as staff accountant and, eventually, financial reporting manager. Prior to joining the Manager in 1997, he worked for Doric Development, an Alameda, California real estate developer with numerous related business interests. At Doric he served as accounting manager responsible for the accounting and reporting for commercial development and construction. He served as controller from 1995 to 1997 responsible for accounting, reporting, cash management, and human resources for Doric and its related companies.

Glen W. Fuller. Mr. Fuller, Chief Operating Officer of MRC, has been senior vice president and secretary of the Manager since 2000 and the Adviser since 2000, and a director of their general partner, and a beneficial owner of all three companies since 2000. Mr. Fuller is C.E. Patterson's stepson.

Prior to becoming senior vice president of the Manager, he was with the Manager for two years as a portfolio manager and research analyst. Prior to joining the Manager, Mr. Fuller spent two years running the over the counter trading desk for North Coast Securities Corp. (previously Morgan Fuller Capital Group) with responsibility for both the proprietary and retail trading desks. Mr. Fuller was also the registered options principal and registered municipal bond principal for North Coast Securities Corp., a registered broker-dealer. Mr. Fuller previously held his NASD Series 7, general securities registration. Mr. Fuller has a Bachelor of Arts in Management. Mr. Fuller has also spent time working on the floor of the New York Stock Exchange as a trading clerk and on the floor of the Pacific Stock Exchange in San Francisco as an assistant specialist for LIT America.

Chip Patterson. Chip Patterson, General Counsel and Secretary of MRC, has been the senior vice president and general counsel of the Manager and the Adviser since 2003, a director of their general partner since 2003, and a beneficial owner of all three companies since 2003. Chip Patterson is C.E. Patterson's son.

Chip Patterson graduated magna cum laude from the University of Michigan Law School with a Juris Doctor Degree and with high distinction and Phi Beta Kappa from the University of California at Berkeley with a Bachelor of Arts Degree in Political Science. Prior to joining the Manager in July 2003, he was a securities and corporate finance attorney with the national law firm of Davis Wright Tremaine LLP. Prior to law school, Chip Patterson taught physics, chemistry, and math at the high school level for three years. He also has prior experience in sales, retail, and banking, and is a licensed California Real Estate Broker.

Jeri R. Bluth. Ms. Bluth, Chief Compliance Officer for MRC, has been the Chief Compliance Officer for the Manager and the Adviser since 2009. She owns a beneficial interest in each the Manager and the Adviser. Mrs. Bluth oversees compliance for all the funds advised by the Adviser, and she oversees MRC's compliance with its Code of Ethics, Bylaws, Charter, and applicable rules and regulations.

Mrs. Bluth began her career with MacKenzie Patterson Fuller, Inc. in July of 1996 in the Investor Services Department. During Mrs. Bluth's career with the Manager, she graduated from St. Mary's College of California in June 2001, with a Bachelor of Arts degree in Business Management.

Christine E. Simpson. Mrs. Simpson, Chief Portfolio Manager of MRC, has been employed by the Manager and its affiliates since 1990, and has been the Adviser's Senior Vice President of Research and Trading since 2005. Mrs. Simpson is responsible for handling the day-to-day operations of the Manager's research department. During Mrs. Simpson's career with the Manager, she graduated: with a Bachelor of Arts degree in Business Management from St. Mary's College of California in October 2004 (with honors), with a Masters of Science degree in Financial Analysis and Investment Management in September 2006, and a Masters in Business Administration in June 2008. As a result of these and other professional experiences, Mrs. Simpson possesses particular knowledge and experience in real estate that strengthen the investment committee's collective qualifications, skills and experience.